
August 15, 2024

Jane Wang
Senior Vice President and Chief Financial Officer
Loews Corporation
9 West 57th Street
New York, NY 10019-2714

> **Re: Loews Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2023**
> **File No. 001-06541**

Dear Jane Wang:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2023

Property and Casualty Operations, page 47

1.  We note your disclosure of "underlying loss ratio" and "underlying combined ratio" on page 47, which are presented as "loss ratio excluding catastrophes and development" and "combined ratio excluding catastrophes and development," respectively, in the table on page 48. Please tell us how you determined that these ratios do not constitute non-GAAP financial measures considering these measures exclude the impact of catastrophe losses and development-related items. Refer to Rule 101(a) of Regulation G and Question 100.05 of the Division of Corporation Finance's C&DI on Non-GAAP Financial Measures. Please revise future filings as applicable, also ensuring consistent use of terminology.

Altium Packaging, page 104

2.  We note your disclosure on page 5 that you own 53% of Altium Packaging in addition to your disclosure on page 104 that you deconsolidated this subsidiary in 2021 when you sold approximately 47% of Altium Packaging to GIC. Please explain in further detail the

"certain participating rights with GIC related to capital allocation and other decisions" and any other terms of the sale to GIC that resulted in your accounting for your investment in Altrium Packaging under the equity method of accounting, effective April 1, 2021.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact William Schroeder at 202-551-3294 or John Spitz at 202-551-3484 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance